14041455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AUG 29 2014

191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E. 22nd St. North, Suite B, Bldg 600
(No. and Street)

Wichita	Kansas	67226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300		Dallas 75231	TX
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 8/29/14

DD 8/28/14

OATH OR AFFIRMATION

I, Earle W. Evans, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELAINA T. PHARES
Notary Public - State of Kansas
My Appt. Expires 04-22-17

Earle W. Evans III
Signature

President
Title

Melaina J. Phares
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VESTECH SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2014

ACCOUNTANTS
CONSULTANTS

VESTECH SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2014

VESTECH SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Vestech Securities, Inc.

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. (the "Company") as of June 30, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The supplementary information contained in Schedule I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements which are presented in the Company's June 30, 2014 Annual Report. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in accordance with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 27, 2014

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

VESTECH SECURITIES, INC.
Statement of Financial Condition
June 30, 2014

ASSETS

Cash and cash equivalents	$	3,425
Deposit with clearing organization		15,003
Investment advisory fees receivable		13,110
Other assets		1,169
Stockholder note receivable		4,894
Total Assets	$	37,601

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,432
Accrued commissions		1,330
Payable to FINRA (SEE NOTE 9)		15,000
Total liabilities		23,762
Stockholder's equity:		
Common stock, no par, 100,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid-in capital		50,902
Retained deficit		(38,063)
Total stockholder's equity		13,839
Total Liabilities and Stockholder's Equity	$	37,601

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Income (Loss)
For the Year Ended June 30, 2014

Revenues:	
Commissions income	$ 123,154
Investment advisory fees	247,627
Other revenue	9,264
Total revenues	380,045
Expenses:	
Commissions and clearance paid other brokers	207,485
Salaries and other employment costs	109,270
Rent	10,377
Communications	3,822
Professional fees	24,241
Regulatory fees (SEE NOTE 9)	15,000
Other expenses	34,482
Total expenses	404,677
Loss before income taxes	(24,632)
Provision for income taxes	--
Net loss	$ (24,632)

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2014

	Common Stock Shares Issued	Common Stock	Paid-In Capital	Retained Deficit	Total
Balance at June 30, 2013	1,000	$ 1,000	$ 45,902	$ (13,431)	$ 33,471
Stockholder contributions			5,000		5,000
Net loss				(24,632)	(24,632)
Balance at June 30, 2014	1,000	$ 1,000	$ 50,902	$ (38,063)	$ 13,839

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2014

Balance at June 30, 2013	$	--
Increases		--
Decreases		--
Balance at June 30, 2014	$	--

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flows from operating activities:		
Net loss	$	(24,632)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) decrease in assets:		
Receivable from broker-dealers and clearing organizations		35,081
Investment advisory fees receivable		(6,744)
Related party receivable		15,600
Other assets		2,239
Increase (decrease) in liabilities:		
Bank overdraft		(406)
Accounts payable and accrued expenses		(3,813)
Accrued commissions		(33,900)
Payable to FINRA		15,000
Net cash provided (used) by operating activities		(1,575)
Cash flows from investing activities:		
Net cash provided (used) by investing activities		--
Cash flows from financing activities:		
Stockholder contributions		5,000
Net cash provided (used) by financing activities		5,000
Net increase in cash and cash equivalents		3,425
Cash and cash equivalents at beginning of year		--
Cash and cash equivalents at end of year	$	3,425

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Vestech Securities, Inc. (the "Company") is a broker-dealer in securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). The Company is a Kansas corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and direct participation program brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a Registered Investment Adviser with the SEC and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in Kansas.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred. As of June 30, 2014, the Company's property and equipment of $6,927 had been fully depreciated.

Revenue Recognition

Security transactions and the related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

Investment advisory and wrap management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis, based on the account's asset value at the end of a quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 1 - Summary of Significant Accounting Policies, continued

Income Taxes

The Company files as an "S" Corporation for federal and state income tax purposes. The Company's net income is taxed at the stockholder level rather than the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of Kansas. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state income tax returns are subject to examination by the respective state and local authorities for up to four years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2014, the Company had net capital of approximately $(5,634) and net capital requirements of $5,000. The Company's calculated ratio of aggregate indebtedness to net capital was not applicable due to the deficiency. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1. SEE NOTE 9.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Clearing Deposit

The Company maintains a deposit account with Maplewood Investment Advisors, Inc. ("Maplewood") as part of the Company's contract for services. Maplewood requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2014, the balance of the clearing deposit was $15,003.

Note 5 - Related Party Transactions

The Company has one stockholder who owns 100% of the Company. As of June 30, 2014, the Company advanced a total of $4,894 to the stockholder. The note is unsecured, bears interest at 3% per annum, and has no definite repayment terms. The Company has accrued interest receivable of $1,169 on the advance as of June 30, 2014, which is recorded in other assets on the Statement of Financial Condition. There were no advances or collections on the note during the year ended June 30, 2014.

Note 6 - Operating Lease

The Company leases office space in Wichita, Kansas under a long-term non-cancelable lease from a related party which expires on June 30, 2018. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the lease was $10,377 for the year ended June 30, 2014.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year:

Year Ending June 30,	
2015	$ 10,377
2016	10,377
2017	10,377
2018	9,512
	$ 40,643

Note 7 - Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Going Concern

As shown in the financial statements, the Company has incurred operating net losses and has a retained deficit as of June 30, 2014. The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the retirement industry. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management has taken steps to increase the Company's net capital and to reduce certain expenses. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties. The Company's stockholder intends to contribute additional capital and/or defer future direct compensation as needed to fund the operations of the Company.

Note 9 - Subsequent Event

As of June 30, 3014, the Company was the subject of a FINRA enforcement proceeding alleging that during the period of December 2010 to June 2013, it conducted a securities business while failing to maintain sufficient net capital and violated certain other FINRA Rules. In July 2014, the Company entered into a Letter of Acceptance, Waiver and Consent ("AWC"), in settlement of these violations resulting in a $15,000 fine. The AWC did not cause the Company's net capital to be in violation of minimum requirements at the time it was accepted.

The Company, following the requirements of U.S. GAAP, has accrued a liability for this FINRA proceeding as of June 30, 2014, because the amount became determinable when the Company agreed to the AWC in July 2014. As a result, the Company's had a hindsight net capital deficiency of $(10,634) at June 30, 2014.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2014

Schedule I

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2014

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 13,839
Deductions and/or charges:		
Non-allowable assets:		
Investment advisory fees receivable	$ 13,110	
Other assets	1,169	
Stockholder note receivable	4,894	19,173
Net capital before haircuts on securities positions		(5,334)
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Deposit with clearing organization		(300)
Net capital		$ (5,634)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 7,432
Commissions payable	1,330
Payable to FINRA	15,000
Total aggregate indebtedness	$ 23,762

(See Note 9 to the Financial Statements regarding the effect of the fine payable to FINRA on net capital.)

Schedule I (continued)

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,584
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital below the required minimum	$ 10,634
Ratio: Aggregate indebtedness to net capital	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's unaudited Focus IIA	$ 19,593
Increase in unallowable receivables	(8,897)
Increase in accounts payable and accrued expenses	(1,330)
Increase in payable to FINRA	(15,000)
Net capital per the audited report	$ (5,634)

(See Note 9 to the Financial Statements regarding the effect of the fine payable to FINRA on net capital.)

Schedule II

VESTECH SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholder
Vestech Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Vestech Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vestech Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* Vestech Securities, Inc. stated that Vestech Securities, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to June 30, 2014 without exception. Vestech Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vestech Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF+Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 27, 2014

EXEMPTION REPORT

VESTECH SECURITIES, INC. Assertions

We confirm, to the best of our knowledge and belief, that:

1. VESTECH SECURITIES, INC. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year June 1, 2014 to June 30, 2014.

2. VESTECH SECURITIES, INC. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year June 1, 2014 to June 30, 2014 without exception.

Sign: [signature] III Date: 8/26/2014

Vestech Securities, Inc.
Earle W. Evans III
President - Financial Consultant
8100 E. 22nd. ST. North, Suite B
Building 600
Wichita, KS 67226

Office (316)686-6222
Cellular (316)990-5935
Fax (316)686-1511